UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934
For the month of March 2013

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Notice of ex-dividend dates applicable to the period April, 2013 to September, 2013

Item 1

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) informs that pursuant to the proposed distribution of profits approved by the Ordinary General Shareholders’ Meeting held on March 22, 2013, the following will be the ex-dividend dates applicable to the period beginning on April, 2013 and ending on September, 2013:

Month	Initial ex-dividend date (mm/dd/yyy)	Final ex-dividend date (mm/dd/yyy)
April	03.26.2013	04.02.2013
May	04.25.2013	05.02.2013
June	05.28.2013	06.04.2013
July	06.25.2013	07.02.2013
August	07.26.2013	08.01.2013
September	08.27.2013	09.02.2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2013

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel